Exhibit 23.3
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
     We consent to the use in this Registration Statement on Form F-4 of our report dated August 24, 2009 (which expresses a qualified opinion due to the omission of segment and other information required by Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information”), relating to the consolidated financial statements of Nissay Dowa General Insurance Company, Limited and subsidiaries as of and for the years ended March 31, 2008 and 2009, appearing in this Registration Statement of Mitsui Sumitomo Insurance Group Holdings, Inc.
     We also consent to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.
/s/ Deloitte Touche Tohmatsu LLC
Tokyo, Japan
November 13, 2009